UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Dialogic Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

25250T100

(CUSIP Number)

Tennenbaum Capital Partners, LLC

2951 28th Street, Suite 1000

Santa Monica, California 90405

(310) 566-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 24, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

Page 1 of 4 Pages

SCHEDULE 13D

CUSIP No. 25250T100	Page 2 of 4

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tennenbaum Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 25250T100	Page 3 of 4

This Amendment No. 9 to Schedule 13D is being filed on behalf of the undersigned as an amendment to the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on October 12, 2010, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on April 2, 2012, Amendment No. 2 to Schedule 13D filed with the Commission on April 16, 2012, Amendment No. 3 to Schedule 13D filed with the Commission on May 14, 2012, Amendment No. 4 to Schedule 13D filed with the Commission on August 13, 2012, Amendment No. 5 to Schedule 13D filed with the Commission on February 13, 2013, Amendment No. 6 to Schedule 13D filed with the Commission on July 1, 2013, Amendment No. 7 to Schedule 13D filed with the Commission on October 15, 2014 and Amendment No. 8 to Schedule 13D filed with the Commission on November 20, 2014 (as amended, the “Schedule 13D”), relating to shares of Common Stock, par value $0.001 per share (the “Common Stock”), of Dialogic Inc., a Delaware corporation (the “Issuer”). Terms defined in the Schedule 13D are used herein as so defined.

Item 4.	Purpose of Transaction.

The information in Item 4 is hereby amended and supplemented as follows:

As previously disclosed, on October 10, 2014, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Dialogic Group Inc., a Canadian corporation (“Parent”), and Dialogic Merger Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Sub”). Pursuant to the Merger Agreement, on October 24, 2014 Sub commenced a tender offer (the “Offer”) to purchase all of the outstanding shares of Common Stock at a purchase price of $0.15 per share, net to the seller in cash without interest and less any applicable withholding taxes (the “Offer Price”). All shares of Common Stock beneficially owned by the Reporting Person were tendered in the Offer and not withdrawn, and the Offer expired at 11:59 PM, Eastern Time, on November 21, 2014.

On November 24, 2014, Parent and Sub completed the Offer, and pursuant to the terms and conditions of the Merger Agreement, Sub was merged with and into the Issuer (the “Merger”), with the Issuer surviving as a wholly owned subsidiary of Parent. In connection with the Merger, (a) each outstanding share of Common Stock not tendered in the Offer was converted into the right to receive the Offer Price and (b) each of the unexercised Warrants beneficially owned by the Reporting Person was canceled, without consideration or other payment thereon.

Item 5.	Interest in Securities of Issuer.

The information in Item 5 is hereby amended and restated as follows:

(a)-(b) As a result of the completion of the Offer and the Merger, the Reporting Person no longer beneficially owns any shares of Common Stock.

(c) Except as described in this Schedule 13D, there have been no transactions in shares of Common Stock effected by the Reporting Person during the past 60 days.

(d) Not applicable.

(e) The Reporting Person ceased to be the beneficial owner of more than 5% of the Common Stock on November 24, 2014.

***

CUSIP No. 25250T100	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 26, 2014	TENNENBAUM CAPITAL PARTNERS, LLC, a Delaware limited liability company

	By:	/s/ Elizabeth Greenwood
Name: Elizabeth Greenwood
Title: General Counsel & Chief Compliance Officer